Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

VIA EDGAR	March 27, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Luna Bloom
Melissa Kindelan
Patrick Gilmore

Re:	GoDaddy Inc.
Registration Statement on Form S-1
Registration File No. 333-196615

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of GoDaddy Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Washington, D.C. time, on March 31, 2015, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 19, 2015:

(i)	Dates of distribution: March 19, 2015 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 11

(iii)	Number of prospectuses furnished to investors: approximately 6,866

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 265

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC CITIGROUP GLOBAL MARKETS INC. Acting severally on behalf of themselves and the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Colin R. Stewart
	Name:	Colin R. Stewart
	Title:	Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Gregor Feige
	Name:	Gregor Feige
	Title:	Executive Director

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Israel Halpert
	Name:	Israel Halpert
	Title:	Director

[Signature Page to Underwriters’ Acceleration Request]